UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2019, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble
International Stock
Ownership Plan

Financial Statements as of June 30, 2019 and 2018,
and for the Years Ended June 30, 2019, 2018,
and 2017, and Report of Independent Registered
Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2019 and 2018	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2019, 2018, and 2017	3

Notes to Financial Statements as of June 30, 2019 and 2018, and for the Years Ended June 30, 2019, 2018, and 2017	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and The Board of Directors of The Procter & Gamble Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2019 and 2018, the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2019 and 2018, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
September 27, 2019

We have served as the auditor of the Plan since at least 2000; however, an earlier year could not be reliably determined.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2019 AND 2018

	2019	2018

ASSETS:
Cash	$ 19,702,430	$ 18,902,130

Investments — at fair value:
The Procter & Gamble Company common stock —
11,081,647 shares (cost $841,093,009) at June 30, 2019
12,195,961 shares (cost $881,855,161) at June 30, 2018	1,215,102,594	952,016,716
The J.M. Smucker Company common stock —
2,065 shares (cost $267,764) at June 30, 2019
2,082 shares (cost $291,686) at June 30, 2018	237,867	223,773

Total investments	1,215,340,461	952,240,489

Receivables:
Participant contributions	7,846,486	8,034,838
Employer contributions	3,046,995	3,715,173

Total receivables	10,893,481	11,750,011

Total assets	1,245,936,372	982,892,630

LIABILITY — Benefits payable	1,083,334	1,020,991

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,244,853,038	$ 981,871,639

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2019, 2018, AND 2017

	2019	2018	2017

ADDITIONS:
Contributions:
Participant contributions	$ 94,317,654	$ 95,220,231	$ 91,237,882
Employer contributions	39,681,985	41,334,350	38,279,959

Total contributions	133,999,639	136,554,581	129,517,841

Net investment income (loss):
Increase (decrease) in unrealized
appreciation of investments	303,886,046	(143,039,859)	(30,959,107)
Realized gain from The Procter &
Gamble Company common stock sold	64,686,112	36,563,797	65,324,730
Realized gain from The J.M. Smucker
Company common stock sold	81,674	101,840	162,735
Dividends from The Procter &
Gamble Company common stock	27,324,087	26,920,918	27,773,208
Dividends from The J.M. Smucker
Company common stock	7,912	9,711	12,269
Interest income	167,280	83,634	6,487

Net investment income (loss)	396,153,111	(79,359,959)	62,320,322

Net additions	530,152,750	57,194,622	191,838,163

DEDUCTIONS:
Benefits paid to participants	(266,144,763)	(167,878,817)	(297,159,197)
Reimbursement to The Procter &
Gamble Company	(976,043)	(1,007,186)	-
Administrative fees	(50,545)	(51,947)	(145,685)

Net deductions	(267,171,351)	(168,937,950)	(297,304,882)

NET INCREASE (DECREASE)	262,981,399	(111,743,328)	(105,466,719)

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
Beginning of year	981,871,639	1,093,614,967	1,199,081,686

End of year	$ 1,244,853,038	$ 981,871,639	$ 1,093,614,967

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND 2018, AND FOR THE YEARS ENDED JUNE 30, 2019, 2018, AND 2017

1.	DESCRIPTION OF THE PLAN
The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and their country’s Plan Supplement for more complete information.
General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Bank of America Merrill Lynch serves as custodian of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 7). The Plan’s recordkeeper is the Company.
Plan management closes participant accounts that are not closed by the deferral period in accordance with the Plan Document. Per the Plan Document, the Plan may apply the funds resulting from the account closures to defray a subsidiary’s obligation for administrative expenses (see Note 5). If a lost member later notifies the subsidiary of his or her whereabouts and requests the payments due under the Plan, the cash value of the amounts so applied shall be paid to him or her, as of the sales date, denominated in the currency of the participant’s jurisdiction. During the years ended June 30, 2019, 2018 and 2017, 1,650, 2,957 and 1,170 participant accounts were closed for approximately 69,345, 150,997 and 45,239 shares of Company common stock and 54, 218 and 80 shares of the J.M. Smucker Company (“Smucker”) common stock, respectively. Funds of $6,339,397, $13,866,522, and $4,477,369 were deposited to a separate account and are held as cash during the years ended June 30, 2019, 2018 and 2017 respectively. During the years ended June 30, 2019, 2018 and 2017, $4,075,602, $3,979,731and $3,032,297, respectively, was reclaimed by participants. During the years ended June 30, 2019 and 2018, the Plan used deferred funds to reimburse the Company $976,043 and $1,007,186, respectively, for administrative expenses incurred by the Company.  The Plan did not reimburse the Company for any administrative expense incurred by the Company during the year ended June 30, 2017.
Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants and/or Company may be permitted to contribute a lump sum payment as a “Special Additional Deposit.”
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Special Additional Deposits, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock when funds are delivered to the custodian. Sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.
The Plan’s investment in shares of Smucker common stock resulted from a 2002 transaction between the Company and Smucker.
Vesting — Generally, participants are fully vested in all shares of common stock credited to their accounts under the Plan. In certain subsidiaries or countries, vesting provisions provide for vesting based on up to 30 years of continuous service for shares resulting from employer contributions.
Payment of Benefits — Participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in Company common stock and Smucker common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Cash — Amounts shown as cash are either 1) uninvested funds held by the custodian that are to be invested daily in Company common stock or 2) the balance of account closures past deferral that are held in a separate cash account.
Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company and the subsidiaries as provided in the Plan Document. The Plan may reimburse the Company for certain administrative expenses (see Note 5). Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.
Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,083,334 and $1,020,991 at June 30, 2019, and 2018, respectively.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2019 and 2018.
Common Stocks — Valued at the closing price reported on the active market on which they are traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended June 30, 2019, 2018, and 2017, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2019 and 2018.
Assets Measured at Fair Value
at June 30, 2019, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock:
The Procter & Gamble
Company common stock	$ 1,215,102,594	$ -	$ -	$ 1,215,102,594
The J.M. Smucker Company
common stock	237,867			237,867

Total investments	$ 1,215,340,461	$ -	$ -	$ 1,215,340,461

Assets Measured at Fair Value
at June 30, 2018, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock:
The Procter & Gamble
Company common stock	$ 952,016,716	$ -	$ -	$ 952,016,716
The J.M. Smucker Company
common stock	223,773			223,773

Total investments	$ 952,240,489	$ -	$ -	$ 952,240,489

4.	INVESTMENTS
The investments held by the Plan as of June 30, 2019, 2018, and 2017, and the related unrealized appreciation for the years ended June 30, 2019, 2018, and 2017, were as follows:
	2019	2018	2017

Number of shares	11,083,712	12,198,043	12,316,559

Cost	$ 841,360,773	$ 882,146,847	$ 860,356,044
Market value	1,215,340,461	952,240,489	1,073,489,545

Unrealized appreciation	$ 373,979,688	$ 70,093,642	$ 213,133,501

Increase (decrease) in unrealized appreciation	$ 303,886,046	$ (143,039,859)	$ (30,959,107)

The realized gain on sales of Company common stock for the years ended June 30, 2019, 2018, and 2017, was determined as follows:
	2019	2018	2017

Proceeds on sales of shares	$ 268,240,621	$ 177,629,964	$ 298,838,371
Cost	203,554,509	141,066,167	233,513,641

Realized gain	$ 64,686,112	$ 36,563,797	$ 65,324,730

The realized gain on sales of Smucker common stock for the years ended June 30, 2019, 2018, and 2017, was determined as follows:
	2019	2018	2017

Proceeds on sales of shares	$ 105,596	$ 127,836	$ 199,068
Cost	23,922	25,996	36,333

Realized gain	$ 81,674	$ 101,840	$ 162,735

5.	RELATED-PARTY TRANSACTIONS
At June 30, 2019 and 2018, the Plan held 11,081,647 and 12,195,961 shares, respectively, of Company common stock with a cost basis of $841,093,009 and $881,855,161, respectively. During the years ended June 30, 2019, 2018, and 2017, the Company contributed $39,681,985, $41,334,350, and $38,279,959, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2019, 2018, and 2017, the Plan recorded dividend income from Company common stock of $27,324,087, $26,920,918, and $27,773,208, respectively.
During the years ended June 30, 2019, 2018, and 2017, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $368,534,142, $(106,340,904), and $34,850,059, respectively.
During the years ended June 30, 2019 and 2018, the Plan made distributions of funds to the Company of $976,043, and $1,007,186, respectively. This represents reimbursement of administrative expenses paid by the Company for the Plan using funds obtained from the closing of accounts past deferral process (see Note 1).  No such distribution of funds to the Company were made during the year ended June 30, 2017.
6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan Document.
7.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian.

Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company and Smucker common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares. The Plan is subject to routine audits by taxing jurisdictions at any time.
******

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 24, 2019.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:   /s/ Judy Virzi
Judy Virzi
Manager
Stock Plan Administer

EXHIBIT INDEX

Exhibit No.

       23 Consent of Deloitte & Touche LLP